November 30, 2010

Maryse Mills-Apenteng

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Pub Crawl Holdings, Inc.

File No. 333-169818

SEC Comment letter dated November 3, 2010

Dear Ms. Mills-Apenteng:

Pub Crawl Holdings, Inc. (the “Company”), a Nevada corporation, has received and reviewed your letter of November 3, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on October 7, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated November 3, 2010.

Facing Page

1.

We note that the securities being registered in this filing are being offering on a continuous or delayed basis pursuant to Ru1e 415 of the Securities Act of 1933. Please check the appropriate box on the facing page of the filing.

RESPONSE:  We have revised the Filing accordingly.

Prospectus Cover Page

2.

The cover page of the prospectus should concisely describe the basic terms of the offering by the company and should not contain excessive detail. For example, you state that there is no public market for your shares multiple times on the cover pa.ge. As a further example, information regarding your wholly owned subsidiary and your intention to have a market maker file an application to FlNRA does not appear to be appropriate cover page disclosure. Such information may be provided in an appropriate location in the body of the prospectus. Please revise so that the cover page is consistent with the requirements of Rule 421(d) of Regulation C and Item 501 (b) of Regulation S·K.

RESPONSE: We have revised the Filing accordingly.

3.

Please revise the table so that it shows net proceeds from the offering in each of the scenarios indicated. Refer to Item 501(b)(3) of Regulation S-K.

RESPONSE:  We have revised the Filing accordingly.

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com

Prospectus Summary

4.

Please provide meaningful context regarding the "minimal advertising monies and pub crawl fees from clients" that you have received to date. For balanced disclosure, include a discussion of your revenues, net losses and accumulated deficit since inception.

RESPONSE:  We have revised the Filing on page 5 to include the following language:

“The Company’s first website, pbpubcrawl.com, was started as a market test website.  The market that pbpubcrawl.com focuses on is the Pacific Beach and Mission Beach areas of San Diego, CA. This particular area has a very dense population of bars and restaurants, and attracts many college students and tourists.  To date, we have received minimal advertising monies and pub crawl fees from clients.  Since inception to September 30, 2010, the Company has earned $700 in revenues and accumulated $52,972 in net losses.  However, pbpubcrawl.com has been very well received within its target market, and has had growing numbers of website viewers and pub crawl requests each month since we launched the website.  We believe that our great reviews and growing popularity will continue and lead to more advertising clients. As we expand our websites to include more areas throughout the nation, we will have to analyze the demographics of each specific area, and change our marketing strategies to fit each location. We will market our websites to people within each specific area in which we maintain our websites.”

Summary of this Offering

Net Proceeds to the Company, Page 7

5.

Please revise to discuss the impact of receiving proceeds at the varying levels indicated elsewhere in the prospectus. Consider specifically discussing the amount of proceeds that you would receive if 20% or less of the shares are sold in this offering. Ensure that your disclosure in the Use of Proceeds, Dilution, and the liquidity discussion in the Management's Discussion and Analysis is consistent in addressing the impact on your business plans of receiving proceeds at these various levels.

RESPONSE:  We have revised the entire Filing to disclose the impact of receiving proceeds at varying levels and have revised Page 7 to include the following language:

“If the maximum amount of funds is raised, we intend to design, develop and market our new and existing website domains as well as purchase websites in different markets across the United States. If we sell less than 20% of our shares under the offering, we will continue our current operations but will likely have to seek out additional capital from alternate sources to execute our business plan. If such funds are not available, our business would likely fail and any investment would be lost.  No assurance can be given that the net proceeds from the total number of shares offered hereby or any lesser net amount will be sufficient to accomplish our goals.”

Risk Factors

General

6.

Please add a risk factor specifically addressing the risk to investors posed by the auditors' going concern opinion.

RESPONSE:  We have revised the Filing on Page 9 to include the following risk factor:

“There is a substantial doubt about our ability to continue as a going concern.

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com

Our independent registered public accountants have expressed substantial doubt about our ability to continue as a going concern. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan. As a result, we may have to liquidate our business and you may lose your investment. You should consider our independent registered public accountant’s comments when determining if an investment in Pub Crawl Holdings, Inc. is suitable.”

7.

It appears that the sole executive officer, Peter Kremer, is involved in other business activities and employed as an Office Manager by the company counsel. We also note that the Management Agreement does not preclude Mr. Kremer from engaging in any business activities or performing services for companies that may be in competition with the business conducted by the company. It appears that a risk factor that alerts investors to a potential conflict of interest and discusses any policies or procedures for the review and approval of any transactions that may cause a conflict of interest may be warranted.

RESPONSE:  We have revised the Filing on Page 11 to include the following risk factor:

“Because our current President and Chief Executive Officer has other business interests, he may not be able or willing to devote a sufficient amount of time to our business operations, causing our business to fail.

Peter Kremer, our President and Chief Executive Officer, currently devotes approximately fifteen to twenty hours per week providing management services to us.  While he presently possesses adequate time to attend to our interest, it is possible that the demands on him from other obligations could increase and a potential conflict of interest could arise, with the result that he would no longer be able to devote sufficient time to the management of our business. The loss of Mr. Kremer to our company could negatively impact our business development.

In addition to his duties as the President and Chief Executive Officer, and Chairman of the Board of Directors, of Pub Crawl Holdings, Inc., Mr. Kremer also currently serves as Office Manager for Carrillo Huettel, LLP, a law firm based in San Diego, CA. He currently devotes approximately 40 hours per week to Carrillo Huettel, LLP.  Mr. Kremer does not anticipate any conflicts of interest in business opportunities that may arise due to his involvement with Carrillo Huettel, LLP.”

8.

We note that you have not filed a registration statement under the Securities Exchange Act and it appears likely that you will not become a fully reporting company but will instead be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies. As applicable, please include a risk factor that alerts potential investors to the limited reporting status for the issuer and the limitations on the information and regulatory oversight to which you will be subject as a 15(d) issuer. Additionally, given the small size of the offering, it appears you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities, in the event you have less than 300 shareholders.

RESPONSE:  We have revised the Filing on Page 9 to include the following risk factor:

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com

“You may have limited access to information regarding our business because we are a limited reporting company exempt from many regulatory requirements and our obligations to file periodic reports with the SEC could be automatically suspended under certain circumstances.

The Company will not become a fully reporting company but rather, will be subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934.  As of effectiveness of our registration statement of which this prospectus is a part, we will be required to file periodic reports with the SEC which will be immediately available to the public for inspection and copying (see “Where You Can Find More Information” elsewhere in this prospectus). Except during the year that our registration statement becomes effective, these reporting obligations may be automatically suspended under Section 15(d) if we have less than 300 shareholders. If this occurs after the year in which our registration statement becomes effective, we will no longer be obligated to file periodic reports with the SEC and your access to our business information would then be even more restricted. After this registration statement on Form S-1 becomes effective, we will be required to deliver periodic reports to security holders. However, we will not be required to furnish proxy statements to security holders and our directors, officers and principal beneficial owners will not be required to report their beneficial ownership of securities to the SEC pursuant to Section 16 of the Securities Exchange Act of 1934 until we have both 500 or more security holders and greater than $10 million in assets. This means that your access to information regarding our business will be limited.”

As there is no minimum for our offering ..., page 8

9.

You state that "proceeds from this offering may not be sufficient to meet the objectives" in your business plan. Please expand the risk factor to prominently disclose that the proceeds may not be sufficient to cover the expenses for this offering if 20% or less of the shares being offered are sold.

RESPONSE:  We have revised the Filing on page 8 to include the following language:

“As there is no minimum for our offering, if only a few persons purchase shares they will lose their money without us being even able to significantly try our business plan.

Since there is no minimum with respect to the number of shares to be sold directly by the Company in its offering, if a limited number of shares are sold, we may not have enough capital to fully implement our business plan. If we are able to sell only 20% of the offered shares, the proceeds of $30,000 may not be sufficient to cover our anticipated offering expenses of approximately $30,500.  As such, we may not be able to meet the objectives we state in this prospectus, other corporate milestones that we may set, or avoid a “going concern” modification in future reports of our auditors as to uncertainty with respect to our ability to continue as a going concern.  In such an event, it is highly likely that any investment would be lost, since we would not be able to generate any revenue.  If we fail to raise sufficient capital, we would expect to have to significantly decrease operating expenses, which will curtail the growth of our business.”

Key management personnel may leave the Company…, page 10

10.

We note your indication that “al1 commercially reasonable efforts have been made to minimize the risk attendant with the departure by key personnel from service." Please disclose what efforts have been made in this regard to minimize the departure of your sole officer and director Mr. Kremer or revise as appropriate.

RESPONSE:  We have revised the Filing on page 10 to include the following language:

“Key management personnel may leave the Company, which could adversely affect the ability of the Company to continue operations.

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com

The Company is entirely dependent on the efforts of its President. The loss of him, or of other key personnel in the future, could have a material adverse effect on our business, financial condition and results of operations.  The Company does not maintain “key person” life insurance on its officers.  Our success will depend on the performance of our President and our ability to attract and motivate other key personnel.  In the event that we are unable to retain our President or other personnel, we cannot provide assurance that we would be able to locate and hire qualified replacements.”

Description of Securities. page 17

11.

Please ensure that you have provided a materially complete description of the rights and liabilities of the holders of your securities. For example, identify the provisions in your charter or bylaws which you describe as provisions that ''may make a change of control more difficult."

RESPONSE:  We have revised the Filing on page 18 to include the following language:

“Our authorized capital stock consists of 250,000,000 Shares of Common Stock, $0.001 par value per Share. There are no provisions in our charter or Bylaws that would delay, defer or prevent a change in our control. However, there exists such provisions in our charter that may make a change of control more difficult.  Such provisions include, but are not limited to, the ability of our board of directors to issue a series of preferred stock and the limited ability of stockholders to call a special meeting.”

Description of Business

Our Marketing Strategy, page 21

12.

Please describe the significance of the number of "pages," "hits" and "bandwidth" in your chart on page 21. To the extent that these numbers are not directly relevant to understanding your marketing strategy, consider whether these numbers are necessary.

RESPONSE: We have revised the Filing to remove the chart from “Our Marketing Strategy” section.

Our Industry, page 22

13.

Please provide support for the following statements on pages 22 and 23. Supplementally provide us with the relevant portions of the materials you reference. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

1:  "Online advertising has grown rapidly and accounts for about 7 percent of US advertising spending."

2:  "Online advertising is expected to tally $26.1 billion in spending in 2010" and will "account for 2.7 percent year-over-year growth in 2010."

3:  "Cost per sale advertising accounts for over 80 percent of online affiliate marketing today."

RESPONSE:    We have revised the Filing on page 22 to remove any reference to the second and third statistics listed above.  We have revised the Filing on page 22 to include the following language in reference to the first statistic:

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com

“Online advertising includes many forms of promotion that use the Internet and World Wide Web for the express purpose of delivering marketing messages to attract customers. Examples of online advertising include contextual ads on search engine result pages, banner ads, rich media ads, social network advertising, interstitial ads, online classified advertising, advertising networks and e-mail marketing. Online advertising has grown rapidly and accounts for about 7 percent of US advertising spending.  (Evans, David S., The Economics of the Online Advertising Industry (May 9, 2008). Review of Network Economics, Vol. 7, No. 3, September 2008. Available at SSRN: http://ssrn.com/abstract=1086473).  It is projected to increase sharply as more consumers spend time online on their personal computers, and as additional devices such as mobile phones and televisions are connected to the web.  The industry is populated by a number of multisided platforms that individually, or in combination, facilitate connecting advertisers to viewers.”

Competition. page 23

14.

We note your disclosure that you compete with many advertising companies which may be significantly larger and have substantially greater resources than you do. Please include a discussion of the companies with whom you consider yourself to be in direct competition, such as other websites that offer similar services, and focus on the activities that have generated or which are expected to generate significant portions of your revenues. See Item 101(h)(4)(iv) of Regulation S-K.

RESPONSE: We have revised the Filing on page 23 to include the following language:

“The online advertising industry is highly competitive and fragmented and is subject to rapidly changing client demands and preferences. As the use of the Internet grows, our competition gets much stronger.  Because Internet use has grown so rapidly, we face growing numbers of competitors trying to brand websites with similar business models as our own.  We believe that our success depends in large part upon our ability to anticipate, gauge and respond to changing client demands within each market in which we conduct business. Additionally, we do not have exclusive relationships with our clients, who may also advertise with our competitors. Many of the companies that we compete with may be significantly larger and have substantially greater resources than we do. Companies with whom we consider to be in direct competition include, but are not limited to national Happy Hour websites such as DrHappyHour.com, Happy-Hour.com, as well as some local San Diego Happy Hour websites such as KingofHappyHours.com and OutnSD.com.”

Management's Discussion and Analysis

Liquidity and Capital Resources, Page 24

15.

Clarify the specific time period that you believe you will have sufficient cash to finance operations. We note that you estimate your expenses over the next 10-12 months to be approximately $120,000 which assumes the sale of 100% of the shares in this offering. Disclose the minimum dollar amount of funding you require to conduct proposed operations for a minimum period of 12 months. Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses. Quantitative information regarding your financial requirements is necessary to enable investors to assess the company's financial condition and the likelihood it will be able to pursue its business plan. Please see Item 303(a)(1) of Regulation S-K, Section IV of SEC Release 33-8350, and FRC 501.03(a) for additional guidance. In addition, provide appropriate risk factor disclosure regarding your capital needs that is consistent with you response to this comment.

RESPONSE:  We have revised the Filing to include an appropriate risk factor disclosure and have revised page 25 to include the following language and revised chart:

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com

“If we are able to raise the maximum amount of proceeds under this offering, $150,000, our expenses over the next 10 - 12 months (beginning June 2010) will be approximately $119,500.  If we are able to sell only 25% of the offered shares and receive proceeds of $37,500, our expenses over the next 10 - 12 months will be approximately $7,000.  These estimates take into account offering expenses of $30,500 for audit fees, legal fees and other expenses which will be paid from the proceeds raised under this offering.  These estimates may change significantly depending on the nature of our future business activities and our ability to raise capital from shareholders or other sources. If we are unable to raise sufficient capital, we will not be able to execute our entire growth strategy, thus we will restructure our business development and marketing plan to allot less funding for each.”

Description	Time period	Estimated minimum expenses (25% Offered Shares Sold)	Estimated maximum expenses (100% Offered Shares Sold)
Working Capital	10-12 months	$1,000	$30,500
Marketing and advertising	10-12 months	$3,000	$49,000
Business Development	10-12 months	$3,000	$40,000
Total		$7,000	$119,500

Directors, Executive Officers, Promoters and Control Persons, page 26

16.

Please specifically disclose the number of years Mr. Kremer has been employed with Carrillo Huettel, LLP. Refer to Item 401(e)(I) of Regulation S-K. In addition, disclose here and in an appropriate risk factor the number of hours per week Mr. Kremer expects to devote on average to the business of Pub Crawl.

RESPONSE: We have added the requested disclosure to the Directors, Executive Officers, Promoters and Control Persons section on Page 27 of the Filing and have added appropriate risk factor within the Risk Factors section of the Filing.

Executive Compensation, page 26

17.

We note your disclosure in the summary compensation table that Peter Kremer received $5,000 in stock awards as executive compensation. However, it appears that the company issued the 5,000,000 shares of Common stock to Mr. Kremer in connection with the acquisition of Pub Crawl on June 14, 2010. Please advise why you believe that the stock award is deemed compensation. Also, ensure that you include a total amount of compensation in the last column of the summary compensation table.

RESPONSE:  We have revised the Filing to remove the reference to $5,000 in stock awards to Peter Kremer as executive compensation.

Certain Relationship and Related Transactions. page 28

18.

It appears that the sale of shares to Mr. Kremer is a related party transaction that should be described here. Please revise accordingly. Refer to Item 404(d) of Regulation S-K. In addition, disclose the dollar value of the management agreement entered into with Mr. Kremer.

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com

RESPONSE:  We have revised the Filing on Page 32 to include the following language:

“On June 14, 2010, the Company entered into an Assignment Agreement (the "Acquisition") with PB PubCrawl.com, LLC (“PubCrawl”), a California limited liability company.  In connection with the Acquisition, the Company authorized the issuance of 5,000,000 shares of its Common Stock, $0.001 par value per share, to Peter Kremer in exchange for Mr. Kremer’s membership interest in PubCrawl.  As a result, Mr. Kremer owned 100% of the issued and outstanding common shares of the Company.

On June 22, 2010, the Company entered into a Management Agreement with Mr. Peter Kremer relating to his services as our sole officer and director.   Pursuant to the Management Agreement, made effective June 1, 2010, Mr. Kremer agreed to act as our President and Chief Executive Officer, and Chairman of the Board of Directors, for a term of one (1) year in exchange for $1,000 per month.”

Financial Statements

Statement of Cash Flows. page F·5

19.

Reconcile the change in accounts payable to the balance sheet. It appears that the change should agree to the amount presented in your balance sheet since you do not have a beginning balance.

RESPONSE:  The net change in accounts payable is reflective of the fact that the Company assumed $8,045 of outstanding accounts payable as at the merger date.  Given that the payments occurred subsequent to the merger, there is a difference between the closing accounts payable amount at June 30, 2010 and the cash flow amount for the period ended June 30, 2010.  We have included a disclosure under “Non-cash investing and financing activities” to show the accounts payable assumed as part of the recapitalization and have incorporated this disclosure in both the June 30, 2010 and September 30, 2010 update.

20.

Please explain the nature of the cash received from acquisitions included within investing activities. Also tell us where the proceeds from the loan payable described in Note 4 are included in your statement of cash flows.

RESPONSE:  We received $66,985 as part of the recapitalization transaction.  The proceeds from the note payable of $75,000 were received prior to recapitalization and was brought forward as part of the recapitalization transaction.

Notes to Financial Statements

Note 3. Recapitalization, page F-I0

21.

We note that the assignment agreement between Pub Crawl Holdings, Inc. and PubCraw1.com, LLC was accounted for as II recapitalization and the Company was considered the acquirer for accounting and financial reporting purposes. Explain, in reasonable detail, your accounting for the transaction. Confirm that the acquired operating entity is the reporting entity.

RESPONSE:  We have amended our disclosure in Note 3 to document the details of our accounting relating to the transaction and confirm that the operating entity is the reporting entity.

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com

Part II - Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

22.

Please clarify whether the two unregistered securities transactions you discuss were issued in reliance on Regulation D. Please note that for each unregistered offering effected in reliance on Regulation D after March 16, 2009, II Form D should have been filed electronically. It appears that you have not made any filings on Form D in connection with these offerings. Please file these forms or tell us why you are not required to make any filings on Form D in connection with these offerings. See Securities Act Rules Compliance and Disclosure Interpretations Questions 257.01 and 257.02, available on our website at http://www.sec.gov/divisions/corpfinlguidance/ securitiesactrules-interps.htm.

RESPONSE:  We have revised the Filing to remove any reference to the shares of Common Stock being issued in reliance upon Regulation D.

Exhibits and Financial Statement Schedules, page II-11

23.

The signature page does not indicate the officer who is signing as the company's controller or principal accounting officer. Note that any person who occupies more than one of the specified positions must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 to Signatures on Form S-l.

RESPONSE:  We have revised the Signature Page accordingly.

In connection with the Company’s responding to the comments set forth in the November 3, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Peter J. Kremer

Peter J. Kremer

Pub Crawl Holdings, Inc.

3930 Ingraham St. #101

San Diego, CA 92109

Tel: 619.508.9000

www.pubcrawlholdingsinc.com